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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Valiant Healthcare, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
91915M 10 4
(CUSIP Number)
Cheryl Rager
210 N. University Drive, Suite 810
Coral Springs, FL 33071
(954) 419-1835
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91915M 10 4

1	NAMES OF REPORTING PERSONS Cheryl Rager

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON*

	IN

Schedule 13D of Cheryl Rager
Respecting the Securities of Valiant Healthcare, Inc.
Item 1. Security and Issuer.
This filing relates to the acquisition of shares of the $.0001 par value common stock (the “Common Stock”) of Valiant Healthcare, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 210 N. University Drive, Suite 810, Coral Springs, Florida 33071.
Item 2. Identity and Background.
This Schedule 13D is filed by Cheryl Rager, an individual whose business address is 210 N. University Drive, Suite 810, Coral Springs, Florida 33071. Ms. Rager is the sole shareholder of the Issuer.
Ms. Rager has not been convicted in a criminal proceeding during the last five years nor has she, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Ms. Rager is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
All of the securities which are the subject of this filing were acquired by Ms. Rager on June 24, 2008 in connection with the organization of the Issuer. Ms. Rager received 1,000,000 shares of common stock of the Issuer in connection with this transaction in exchange for aggregate consideration of $7,500.
Item 4. Purpose of Transaction.
As stated in response to Item 3 above, the acquisition by Ms. Rager of the securities covered by this filing was in connection with the formation of the Issuer.
Item 5. Interest in the Securities of the Issuer.
(a) Ms. Rager beneficially owns 1,000,000 shares of the Issuer’s Common Stock, which is 100% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).
(b) Ms. Rager possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by her.

(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships between Ms. Rager or any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2009	/s/ Cheryl Rager
Cheryl Rager

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